SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                              Tricom, S.A.
                            (Name of Issuer)


        American Depository Shares ("ADSs"), each representing one share of Class A Common Stock
                      (Title of Class of Securities)


                              89612A100
                           (CUSIP Number)


                          December 31, 2000
         (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]   Rule 13d-1(b)
      [   ]   Rule 13d-1(c)
      [ X }   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

      Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.    SOLE VOTING POWER

      7,657,818.  (See response to Item 4)

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      7,657,818.  (See response to Item 4)

8.    SHARED DISPOSITIVE POWER

      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,657,818 (See response to Item 4)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      44.1% (See response to Item 4)

12.   TYPE OF REPORTING PERSON

      CO


Item 1(a)   Name of Issuer:  Tricom, S.A. ("Tricom")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            Avenida Lope de Vega No. 95

            Santo Domingo, Dominican Republic

Item 2(a)   Name of person filing:  Motorola, Inc. ("Motorola")

Item 2(b)   Address of principal business office, or, if none, residence:

            1303 East Algonquin Road

            Schaumburg, IL 60196

Item 2(c)   Citizenship:  Delaware Corporation

Item 2(d)   Title of class of securities:

            American Depository Shares ("ADSs") each representing one share of Class A Common Stock ("Class A Common Stock").

Item 2(e)   CUSIP number:  89612A100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4      Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

Item 4(a)   Amount beneficially owned:  7,657,818(1)

Item 4(b)   Percent of class:  44.1%(1)

Item 4(c)   Number of shares as to which the person has:

               (i)  sole power to vote or to direct the vote

                    7,657,818(1)

              (ii)  shared power to vote or to direct the vote

                    Not Applicable

             (iii)  sole power to dispose or to direct the disposition of

                    7,657,818(1)


              (iv)  shared power to dispose or to direct the disposition of

                    Not Applicable


Item 5      Ownership of five percent or less of a class:

            Not Applicable

Item 6      Ownership of more than five percent on behalf of another person:

            Not Applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

            Not Applicable

Item 8      Identification and classification of members of the group:

            Not Applicable

Item 9      Notices of dissolution of group:
            Not Applicable

Item 10     Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:          February 13, 2001             MOTOROLA, INC.

                                          By:  /s/ Carol H. Forsyte
                                        Name:  Carol H. Forsyte
                                       Title:  Vice President, Corporate and
                                               Securities, Law Department



(1) Motorola beneficially owns 7,657,818 shares of Class B Stock of Tricom ("Class B Stock") which represents 40% of the number of outstanding shares of Class B Stock as of September 30, 2000 (as reported in Tricom's Form 6-K filed with the SEC on November 22, 2000). Each share of Class B Stock is convertible into Class A Common Stock on a one-for-one basis. Pursuant to Rule 13d-3(d)(1)(i), Motorola's shares of Class B Stock are deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock, beneficially owned by Motorola. Based on the number of shares of Class A Common Stock outstanding as of September 30, 2000 (as reported in Tricom's Form 6-K filed with the SEC on November 22,
2000), Motorola's percentage ownership is 44.1% as of December 31, 2000.